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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO-C
                                (Final Amendment)
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              HERCULES INCORPORATED
                       (Name of Subject Company (Issuer))

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
                      (Names of Filing Persons (Offerors))

                                  ------------

                   Common Stock, $25/48 stated value per share
                         (Title of Class of Securities)

                                    427056106
                      (CUSIP Number of Class of Securities)

                                  ------------

                            Richard A. Weinberg, Esq.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                     (Name, address and telephone number of
                      persons authorized to receive notices
                 and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

Transaction Valuation                                      Amount of Filing Fee
Not Applicable                                             Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                     Filing Party:
         Form or Registration No.:                   Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

Item 11.      ADDITIONAL INFORMATION

         On July 25, 2003, Mr. Samuel J. Heyman ("Mr. Heyman"), on behalf of The Hercules Shareholders' Committee for New Management (the "Committee"), announced that the Committee had withdrawn its nominees for election to the Board of Directors of Hercules Incorporated ("Hercules") and was terminating its solicitation of proxies. Mr. Heyman announced at the same time that Mr. Heyman, Ms. Schaffer, Mr. Troubh and Mr. Kumar, were resigning from the Hercules Board of Directors, effective immediately.

         In light of the foregoing, International Specialty Products Inc. will not proceed with its previously announced plan to commence a tender offer to purchase five million shares of Hercules common stock, stated value $25/48 per share ("Common Stock"), at $12 per share and purchase five million additional shares of Common Stock in the open market thereafter, which plan had been conditioned upon all four of the Committee's nominees being elected.










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



                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2003




                                   INTERNATIONAL SPECIALTY PRODUCTS INC.


                                   By: /s/ Richard A. Weinberg
                                       -----------------------------------------
                                       Richard A. Weinberg
                                       Executive Vice President, General
                                       Counsel and Secretary








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